EXHIBIT 99.1

InflaRx Opens New Research Facility in Ann Arbor

R&D activities will focus on proprietary complement science

Site will be overseen by InflaRx Chief Scientific Officer

Jena, Germany, 5 June 2018 - InflaRx N.V. (Nasdaq: IFRX), a biopharmaceutical company developing innovative therapeutics to treat life-threatening inflammatory diseases by targeting the complement system, a key component of the innate immune system, announced they have opened a new research facility in Ann Arbor, Michigan, in the United States. The facility will be part of InflaRx Pharmaceuticals Inc., a wholly owned US subsidiary of the InflaRx N.V. group, and operations will serve to further develop and extend the Company’s unique complement system-based therapeutics.

“At InflaRx, our primary focus is to discover and develop complement-based therapeutics that can change the way inflammatory diseases are treated by providing innovative solutions for patients with currently unmet medical needs,” said Prof. Niels Riedemann, MD, Chief Executive Officer of InflaRx. “The opening of InflaRx’s new research site in Ann Arbor, the city where our co-founder and CSO, Renfeng Guo, and I met and conducted our post-graduate studies researching the complement system, highlights the Company’s strong connection to cutting edge science and dedication to innovation.”

InflaRx Chief Scientific Officer, Dr. Renfeng Guo commented: “The Company’s return to its scientific origins in Ann Arbor by opening this research facility is a significant milestone for InflaRx that will afford us significant advantages as we focus on our mission of discovering and developing superior treatments for inflammatory conditions. I am thrilled to have the opportunity to drive the site’s operations and look forward to taking full advantage of our new capabilities as we accelerate and broaden our pipeline.”

Following InflaRx’s successful initial public offering on the Nasdaq exchange in November of last year and the recent successful follow-on offering, the opening of this research facility represents the continued growth of the Company’s presence in the US. The opening comes at a time when the Company’s lead candidate, IFX-1 is advancing through clinical trials with phase 2B data for its lead indication, hidradenitis suppurativa, expected in the first half of 2019.

About IFX-1:

IFX-1 is a first-in-class monoclonal anti-complement factor C5a antibody, which highly and effectively blocks the biological activity of C5a and demonstrates high selectivity towards its target in human blood. Thus, IFX-1 leaves the formation of the membrane attack complex (C5b-9) intact as an important defense mechanism, which is not the case for molecules blocking the cleavage of C5. IFX-1 has demonstrated control of the inflammatory response driven tissue and organ damage by specifically blocking C5a as a key “amplifier” of this response in pre-clinical studies. IFX-1 is the first monoclonal anti-C5a antibody introduced into clinical development that has, to date, successfully completed three clinical Phase II studies. In total, more than 150 patients have so far been treated with IFX-1, which was well tolerated. IFX-1 is currently being developed for different inflammatory indications.

About InflaRx N.V.:

InflaRx (Nasdaq: IFRX) is a clinical-stage biopharmaceutical company focused on applying its proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of C5a. Complement C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. InflaRx was founded in 2007 and has offices in Jena and Munich, Germany. InflaRx is listed on the Nasdaq Global Select Market in the United States under the trading symbol “IFRX”. For further information please visit www.inflarx.com.

Contacts:
InflaRx N.V.
Prof. Dr. Niels C. Riedemann, CEO
info@inflarx.de
+49 3641 508180

Arnd Christ, CFO
info@inflarx.de
+49 89 4141897800

Investor Relations
LifeSci Advisors
Chris Maggos
chris@lifesciadvisors.com
+41 79 367 6254

Media US
LifeSci Public Relations
Matt Middleman, M.D.
matt@lifescipublicrelations.com
+1 646 627 8384

Media Europe
MC Services AG
Katja Arnold, Andreas Jungfer
inflarx@mc-services.eu

+49 89 210 2280

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “estimate,” “predict,” “potential” or “continue” and similar expressions. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates, our intellectual property position, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us and the risks uncertainties and other factors described under the heading “Risk Factors” in InflaRx’s periodic filings with the Securities and Exchange Commission. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.